

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

March 1, 2010

By facsimile to (330) 558-2666 and U.S. Mail

Mr. Theodore K. Zampetis
President and Chief Executive Officer
Shiloh Industries, Inc.
880 Steel Drive
Valley City, OH 44280

Re: Shiloh Industries, Inc.
Annual Report on Form 10-K for the fiscal year ended October 31, 2009
File No. 0-21964

Dear Mr. Zampetis:

We have reviewed the filing referenced above and have the following comments. Where indicated, we think that you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that you have not filed your agreements with General Motors as exhibits even though you disclose that your relationship with General Motors accounted for 40.1% of your 2009 revenues. Because you appear to be substantially dependent on your relationship with General Motors, please advise if you considered including in your Form 10-K a description of your contractual arrangements with General Motors and filing any agreements with that company as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Controls and Procedures, page 53

2.   We note the disclosure that Shiloh Industries maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports that it files or submits under the Exchange Act "is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." This description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because it does not indicate that Shiloh Industries' disclosure controls and procedures are effective in ensuring that information required to be disclosed is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Please confirm this to us and revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective.

Exhibit10.11

3.   We note that you have incorporated by reference exhibit 10.1 to the Form 8-K filed May 26, 2009. That form does not include the exhibit. Rather, the Form 10-Q filed May 26, 2009 includes the exhibit. Please revise in future filings.

Exhibits 10.11 and 10.12

4.   We note that you have incorporated by reference exhibit 10.1 to the Form 10-Q filed May 26, 2009. That filing omitted exhibits A and B to exhibit 10.1. Please refile exhibit 10.1 to the Form 10-Q filed May 26, 2009 in your next periodic report. Similarly, we note that you have incorporated by reference exhibit 10.1 to the Form 8-K filed July 7, 2009. That filing omitted exhibit G to exhibit 10.1. Please refile exhibit 10.1 to the Form 8-K filed July 7, 2009 in your next periodic report.

Closing

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in its filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have questions regarding our comments.

Very truly yours,

Jay E. Ingram
Legal Branch Chief